STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

April 15, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jason Fox

Re:	Lazard Retirement Series, Inc.
File Numbers: 333-22309; 811-08071

Ladies and Gentlemen:

On behalf of Lazard Retirement Series, Inc. (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 39 (the “Amendment”) to the Fund’s Registration Statement (the “Registration Statement”) on Form N-1A filed with the Securities and Exchange Commission (the “Commission”).

The Amendment is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) on Amendment No. 38 to the Registration Statement filed on February 9, 2010 that were provided to the undersigned by Jason Fox of the Staff via telephone on March 26, 2010. Changes in the Amendment also reflect incorporation of comments from the Staff on a recent post-effective registration statement amendment on Form N-1A for The Lazard Funds, Inc.

For the convenience of the Staff and for completeness purposes, the Staff’s comments have been restated below in their entirety, and the Fund’s response is set out immediately following each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment; references to page numbers in our responses are to those in the prospectus and statement of additional information filed in the Amendment. As discussed with the Staff, we understand that to the extent a Staff comment made with respect to disclosure for one of the Fund’s Portfolios may apply to one or more other Portfolios, it should be so applied, and we have applied each comment to the other Portfolios as applicable.

As counsel to the Fund, we hereby advise you that the Amendment does not contain disclosures which we believe would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act.

PROSPECTUS

Summary Section

—Retirement U.S. Equity Value Portfolio—Principal Investment Risks; Performance Bar Chart and Table

1.	Staff Comment: As value investing is a principal strategy of the Portfolio, please add corresponding risk disclosure with respect to value investing.

Response: The following language has been added for Portfolios with a value investing strategy:

The Portfolio invests in stocks believed by the Investment Manager to be undervalued, but that may not realize their perceived value for extended periods of time or may never realize their perceived value. The stocks in which the Portfolio invests may respond differently to market and other developments than other types of stocks.

2.	Staff Comment: Please include a place holder for the performance bar chart and table for non-operational Portfolios.

Response: Please note that we have addressed the disclosure requirements of Item 4(b)(4) of Form N-1A for non-operational Portfolios under “Performance Bar Chart and Table” as follows (see, for example, page 3 of the prospectus):

Because the Portfolio has not commenced investment operations prior to the date of this Prospectus, no performance returns are presented in this part of the Prospectus. Annual performance returns provide some indication of the risks of investing in the Portfolio by showing changes in performance from year to year. Comparison of Portfolio performance to an appropriate index indicates how the Portfolio’s average annual returns compare with those of a broad measure of market performance. After the Portfolio commences investment operations, performance information will be available at www.LazardNet.com or by calling (800) 823-6300. The Portfolio’s past performance is not necessarily an indication of how the Portfolio will perform in the future.

—Retirement U.S. Strategic Equity Portfolio—Fees and Expenses; Performance Bar Chart and Table

3.	Staff Comment: Please delete the footnote relating to “Other Expenses” for all Portfolios that are operational.

Response: We use this footnote to indicate that “Other Expenses” are estimated for classes that are not operational. We have moved the footnote symbol (*) to correspond only to the non-operational class.

4.

Staff Comment: Please reformat the performance bar chart and average annual total returns table by: (1) in the chart, deleting all performance lines other than the 0% line and (2) in the chart and the table, presenting negative performance with a negative sign

(“–”) rather than with parentheses.

Response: The requested formatting changes have been made.

—Retirement U.S. Small-Mid Cap Equity Portfolio—Portfolio Turnover

5.	Staff Comment: In light of the high portfolio turnover rate of 171%, please disclose if the Portfolio may engage in active and frequent trading of portfolio securities.

Response: Management of the Fund has advised us that (1) the high portfolio turnover rate was largely due to the market volatility during the last fiscal year, in particular, sharp increases in market prices that triggered selling activity in the portfolio and (2) the Portfolio does not engage in active and frequent trading as a principal investment strategy, and ordinarily its portfolio turnover is not expected to be at this level.

—Retirement International Equity Select Portfolio—Principal Investment Strategies

6.	Staff Comment: Please delete the following sentence from the second paragraph: “This strategy could result in lower brokerage costs to the Portfolio.”

Response: The requested change has been made.

—Retirement Global Listed Infrastructure Portfolio—Principal Investment Risks

7.	Staff Comment: Please include swap agreements, forward currency contracts and options on indexes and currencies within the risk disclosure with respect to derivatives transactions.

Response: We have removed language from the Portfolio’s “Principal Investment Strategies” discussion that references use of derivatives other than foreign currency forward contracts for hedging purposes. Accordingly, we have restated the last paragraph under “Principal Investment Risks” as follows:

Forward currency contracts may reduce returns or increase volatility, perhaps substantially. These contracts can be illiquid and highly sensitive to changes in the value of the related currency. Forward currency contracts also are subject to the risk of default by the counterparty to the contract.

—Retirement Capital Allocator Opportunistic Strategies Portfolio—Fees and Expenses

8.	Staff Comment: Please delete the second footnote to the fees and expenses table relating to the Portfolio’s estimated indirect expenses of investing in Underlying Funds.

Response: The referenced footnote has been deleted.

Back Cover Page

9.	Staff Comment: Please format the Fund’s 1940 Act file number on the bottom of the back cover page so that the type size is smaller than that generally used in the prospectus.

Response: The type size displaying the Fund’s Investment Company Act file number has been reduced to a type size smaller than that generally used in the prospectus.

PART C

10.	Staff Comment: Please renumber Items 23 to 30 to be Items 28 to 35 to conform to Form N-1A.

Response: The requested change has been made.

*    *    *    *    *    *    *    *

We hope the Staff finds this letter and the revisions in the Amendment are responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6141 or Linda Y. Kim at 212.806.6173.

Very truly yours,

/s/ Janna Manes

Janna Manes

cc: Linda Y. Kim